Mail Stop 4561

September 18, 2008

Mr. Eliron Yaron
Chairman
Shelron Group, Inc.
29 Broadway
New York, NY 10006

> **Re: Shelron Group, Inc.**
> **Form 10-KSB/A For the Fiscal Year Ended December 31, 2007**
> **Forms 10-Q For the Fiscal Quarters Ended**
> **March 31, 2008 and June 30, 2008**
> **File No. 000-31176**

Dear Mr. Yaron:

We have reviewed your response letters filed September 9 and September 16, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 26, 2008.

Form 10-KSB/A for the Year Ended December 31, 2007

Item 8A(T). Controls and Procedures

Evaluation of Disclosure Controls and Procedures

1.   We note your disclosure that your management has concluded that your disclosure controls and procedures are effective "except as described below." In the second paragraph, you then describe the circumstances that led to your conclusion that disclosure controls and procedures were ineffective. Please revise your disclosure to state, in clear and unqualified language, a single conclusion as to the effectiveness of your disclosure controls and procedures. It is not appropriate to conclude that disclosure controls and procedures are effective except to the extent that they are not effective.

2.   We have read the revisions made to Management's Report on Internal Control Over Financial Reporting contained in your amended filing. Please revise your report to ensure that you include the disclosures required by paragraphs 1 and 3 of Item 308T(a) of Regulation S-B. That is, include a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting and include management's conclusion on the effectiveness of your internal control over financial reporting, (i.e., effective or ineffective).

3.   We note your statement that "except as set forth below" "there were no significant changes in [y]our internal controls over financial reporting." Item 308T(b) requires disclosure of any change in your internal control over financial reporting during the registrant's last fiscal quarter (the registrant's fourth fiscal quarter in the case of the annual report) that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. In this regard, we note that it does not appear that the changes you disclose occurred during your fourth fiscal quarter. Please revise your disclosures to comply with Item 308T(b).

Forms 10-Q/A For the Quarterly Periods Ended March 31, 2008 and June 30, 2008

Item 4(T) Controls and Procedures

4.   As previously requested in prior comment number 5, please revise your disclosures within this section to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.

5.   We note your disclosure that "except as set forth below, there were no changes in our internal control over financial reporting…" Please revise to state clearly, if correct, that there *were* changes in your internal control over financial reporting that occurred during the quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

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        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or me at (202) 551-3408 if you have any questions regarding the above comments.

Sincerely,

Christine Davis
Assistant Chief Accountant

cc: Paul Goodman
        Cyruli Shanks Hart & Zizmor, LLP
        Via Facsimile at 212-661-5350